UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Baker Hughes Company

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

05722G 100

(CUSIP Number)

Brandon Smith
Chief Corporate, Securities & Finance Counsel
General Electric Company
5 Necco Street
Boston, Massachusetts 02210
617-443-3000

With a Copy to:

John A. Marzulli, Jr.
Rory O’Halloran
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ⬜.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05722G 100	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 44,522,253
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,522,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,522,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 984,576,063 shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), of Baker Hughes Company, a Delaware corporation (“BKR” or the “Issuer”), outstanding as of April 14, 2022 and 40,590,890 shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”), of BKR outstanding as of April 14, 2022.

CUSIP No. 05722G 100	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS GE Oil & Gas US Holdings I, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ⬜ (b) ⬜
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		⬜
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 44,522,253
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,522,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,522,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		⬜
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)       Based on 984,576,063 shares of Class A Common Stock of BKR, outstanding as of April 14, 2022 and 40,590,890 shares of Class B Common Stock of BKR outstanding as of April 14, 2022.

This Amendment No. 16 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2017 (the “Original Schedule 13D”), Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on June 27, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 13, 2018 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 2, 2019 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 10, 2019 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on September 16, 2019 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed by the Reporting Persons on July 29, 2020 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed by the Reporting Persons on October 23, 2020 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed by the Reporting Persons on January 25, 2021 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed by the Reporting Persons on April 29, 2021 (“Amendment No. 12”), Amendment No. 13 to Schedule 13D filed by the Reporting Persons on August 4, 2021 (“Amendment No. 13”), Amendment No. 14 to Schedule 13D filed by the Reporting Persons on November 4, 2021 (“Amendment No. 14”) and Amendment No. 15 to Schedule 13D filed by the Reporting Persons on February 4, 2022 (“Amendment No. 15” together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14, the “Amended Schedule 13D”) with respect to the Class A Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Schedule I to the Amended Schedule 13D is hereby amended and restated in its entirety as set forth in Schedule I hereto.

Item 4.	Purpose of the Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented by adding the following paragraph:

“On May 6, 2022, the Stockholder sold 72,025,826 shares of Class A Common Stock in connection with the settlement of a Forward Transaction.”

Item 5.	Interest in Securities of the Issuer.

Section (a) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) Based on the most recent information available, the aggregate number and percentage of the Class A Common Stock (the securities identified pursuant to Item 1 of this Amendment) that are beneficially owned by each of the Reporting Persons as of the date of the Amendment is set forth in boxes (11) and (13) of the cover pages to this Amendment for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based on the Issuer’s information as of April 14, 2022 (which includes the exchange of Paired Interests for shares of Class A Common Stock and the retirement of shares of Class B Common Stock as described in the Exchange Agreement), representing 40,590,890 shares of Class B Common Stock and 984,576,063 shares of Class A Common Stock outstanding and, assuming the exchange of all Paired Interests into Class A Common Stock, a total of 1,025,166,953 shares of Class A Common Stock on a fully exchanged basis.”

Section (c) of Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

“(c) The information set forth, or incorporated by reference in, Item 4 in this Schedule 13D is hereby incorporated by reference.”

(e)       On May 6, 2022, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock of BKR.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 in this Amendment is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on July 13, 2017)

Exhibit 99.2	Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc. and Bear MergerSub, Inc. (incorporated by reference to Annex A to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.3	Amendment, dated as of March 27, 2017, to the Transaction Agreement and Plan of Merger, dated as of October 30, 2016, among General Electric Company, Baker Hughes Incorporated, Bear Newco, Inc., Bear MergerSub, Inc., BHI Newco, Inc. and Bear MergerSub 2, Inc. (incorporated by reference to Annex A-II to Baker Hughes, a GE company’s Registration Statement on Form S-4 declared effective on May 30, 2017)

Exhibit 99.4	Amended and Restated Stockholders Agreement, dated as of November 13, 2018, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.5	Amended and Restated Limited Liability Company Agreement, dated as of July 3, 2017, among the Reporting Persons, EHHC NewCo, LLC, CFC Holdings, LLC and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.4 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.6	Exchange Agreement, dated as of July 3, 2017, among the Reporting Persons, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.3 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017)

Exhibit 99.7

Amended and Restated Registration Rights Agreement, dated July 31, 2019, between General

Electric Company and the Issuer (incorporated by reference to Exhibit 10.12 to Baker Hughes, a

GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.8	Tax Matters Agreement, dated as of July 3, 2017, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer (incorporated by reference to Exhibit 10.5 to Baker Hughes, a GE company’s Form 8-K filed on July 3, 2017), as clarified by the Tax Matters Agreement Term Sheet, dated as of November 13, 2018, among General Electric Company, EHHC NewCo, LLC, Baker Hughes, a GE company, LLC and the Issuer and attached as an exhibit to the Master Agreement

Exhibit 99.9	Master Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013305))

Exhibit 99.10	Equity Repurchase Agreement, dated November 13, 2018, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on November 13, 2018 (SEC Accession No. 0000950103-18-013306))

Exhibit 99.11	Underwriting Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on November 16, 2018)

Exhibit 99.12	Lock-Up Agreement, dated November 14, 2018, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 99.12 to the Amendment No. 4 to Schedule 13D filed by the Reporting Persons on November 19, 2018)

Exhibit 99.13	Letter from General Electric Company to the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.13 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)

Exhibit 99.14	Action by Written Consent of Stockholders of the Issuer, dated June 27, 2019 (incorporated by reference to Exhibit 99.14 to the Amendment No. 5 to Schedule 13D filed by the Reporting Persons on June 28, 2019)

Exhibit 99.15	Omnibus Agreement, dated July 31, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.16	Amendment to the Amended and Restated Stockholders Agreement, dated July 31, 2019, between General Electric Company and the Issuer (incorporated by reference to Exhibit 10.15 to Baker Hughes, a GE company’s Form 10-Q filed on August 1, 2019)

Exhibit 99.17	Fifth Equity Repurchase Agreement, dated September 9, 2019, between General Electric Company, the Issuer and Baker Hughes, a GE company, LLC (incorporated by reference to Exhibit 10.1 to Baker Hughes, a GE company’s Form 8-K filed on September 10, 2019)

Exhibit 99.18	Action by Written Consent of Stockholders of the Issuer, dated September 11, 2019 (incorporated by reference to Exhibit 99.19 to the Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 10, 2019)

Exhibit 99.19	Underwriting Agreement, dated September 11, 2019, between General Electric Company, the Issuer, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, as representative of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to Baker Hughes, a GE company’s Form 8-K filed on September 16, 2019)

Exhibit 99.20

Lock-Up Letter, dated September 11, 2019, from General Electric Company to J.P. Morgan Securities LLC, as the representative of the several underwriters named in Schedule II to the Underwriting Agreement (incorporated by reference to Exhibit 99.21 to the Amendment No. 7 to Schedule 13D filed by the Reporting Persons on September 10, 2019)

Exhibit 99.21	Master Confirmation between Citibank, N.A. and GE Oil & Gas US Holdings I, Inc., dated July 28, 2020 (incorporated by reference to Exhibit 99.22 to the Amendment No. 9 to Schedule 13D filed by the Reporting Persons on July 29, 2020)

Exhibit 99.22	Pledge Agreement between GE Oil & Gas US Holdings I, Inc., Citibank, N.A. and Citigroup Global Markets Inc., dated July 28, 2020 (incorporated by reference to Exhibit 99.23 to the Amendment No. 9 to Schedule 13D filed by the Reporting Persons on July 29, 2020)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2022

GENERAL ELECTRIC COMPANY

By:	/s/ Christoph A. Pereira
	Name:	Christoph A. Pereira
	Title:	Chief Risk Officer and Vice President, Strategy

GE OIL & GAS US HOLDINGS I, INC.

By:	/s/ Victoria Vron
	Name:	Victoria Vron
	Title:	Vice President & Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
GENERAL ELECTRIC COMPANY

The following table sets forth certain information with respect to the directors and executive officers of General Electric Company. The business address of each director and executive officer of General Electric Company is 5 Necco Street, Boston, Massachusetts 02210.

Name	Present Principal Occupation or Employment	Citizenship
H. Lawrence Culp, Jr. (Director)	Chairman of the Board & Chief Executive Officer, General Electric Company Boston, Massachusetts	United States
Stephen Angel (Director)	Chairman & Former Chief Executive Officer, Linde	United States
Sébastien M. Bazin (Director)	Chairman & Chief Executive Officer, AccorHotels Paris, France	France
Ashton Carter (Director)	Director, Belfer Center for Science and International Affairs, Harvard Kennedy School	United States
Francisco D’Souza (Director)	Co-Founder & Managing Partner, Recognize New York, New York	United States
Edward P. Garden (Director)	Chief Investment Officer & Founding Partner, Trian Fund Management New York, New York	United States
Isabella Goren (Director)	Former Chief Financial Officer, American Airlines and AMR Corporation	United States
Thomas W. Horton (Lead Director)	Partner, Global Infrastructure Partners New York, New York	United States
Risa Lavizzo-Mourey (Director)	Former President & Chief Executive Officer, Robert Wood Johnson Foundation Princeton, New Jersey	United States
Catherine Lesjak (Director)	Former Chief Financial Officer, HP Palo Alto, California	Canada
Tomislav Mihaljevic (Director)	Chief Executive Officer & President, Cleveland Clinic	United States Croatia
Paula Rosput Reynolds (Director)	President & Chief Executive Officer, PreferWest LLC Seattle, Washington	United States
Leslie F. Seidman (Director)	Former Chairman, Financial Accounting Standards Board (FASB) Norwalk, Connecticut	United States
Peter Arduini	Senior Vice President, General Electric Company; President & CEO, GE Healthcare	United States
L. Kevin Cox	Senior Vice President, Chief Human Resources Officer	United States
Carolina Dybeck Happe	Senior Vice President & Chief Financial Officer	Sweden
Michael Holston	Senior Vice President, General Counsel & Secretary	United States
Jérôme Pécresse	Senior Vice President, General Electric Company President & CEO, GE Renewable Energy	France
John S. Slattery	Senior Vice President, General Electric Company President & CEO, GE Aviation	Ireland
Russell Stokes	Senior Vice President, General Electric Company President & CEO, GE Aviation Services	United States
Scott Strazik	Senior Vice President, General Electric Company President & CEO, GE Power	United States
Thomas S. Timko	Vice President, Controller & Chief Accounting Officer	United States